March 1, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Suying Li
Raj Rajan
Hillary Daniels
Pamela Howell

Re:	SciVac Therapeutics Inc.
Registration Statement on Form F-4, as amended
File No. 333-208761

Ladies and Gentlemen:

On behalf of SciVac Therapeutics Inc., a corporation organized under the laws of British Columbia, Canada (“SciVac” or the “Company”), the following response is to the telephonic comment received by SciVac’s counsel, Greenberg Traurig, P.A. (“GT”), from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above referenced filing (as amended from time to time, the “Registration Statement”), relating to the proposed transaction pursuant to which a wholly owned subsidiary of SciVac will merge with and into VBI Vaccines, Inc., a Delaware corporation (“VBI”), with VBI surviving the merger as a wholly owned subsidiary of SciVac (the “Transaction”).

As disclosed in the Registration Statement, Cassel Salpeter & Co. LLC (“CS”) provided certain presentation materials to SciVac’s board of directors (the “CS Materials”) in connection with CS’ fairness opinion, and Scalar Group, Inc. (“Scalar”) provided certain presentation materials to VBI’s board of directors (the “Scalar Materials”) in connection with Scalar’s fairness opinion. The Staff has supplementally and confidentially received copies of the CS Materials and the Scalar Materials, each of which contain, among other things, certain projections with respect to SciVac’s estimated future financial performance (collectively, the “Projections”). The Staff has asked why projected EBITDA and Net Income contained on page seven of the CS Materials differ from projected EBITDA and Net Income contained on page 41 of the Scalar Materials.

As discussed between GT and the Staff, SciVac provided the same financial statements and projections to each of CS and Scalar; therefore, the variance in the Projections noted by the Staff is the result of different metrics and methods used by CS and Scalar. For example, we have been advised by Scalar that it used a relatively conservative valuation for SciVac, as Scalar ultimately had to determine whether the Transaction was fair to VBI’s stockholders from a financial point of view. Consequently, as Scalar has advised us, if a particular assumption used by SciVac in its projections was not entirely clear, Scalar defaulted to a more conservative assumption, which would result in a lower valuation for SciVac. Scalar provided to SciVac the following explanations and reconciliations, which illustrate clearly the differences between the Projections as set forth in the Scalar Materials and CS Materials noted by the Staff:

●	Depreciation – Scalar applied a conservative assumption that depreciation and amortization were above and beyond (not a part of) SciVac’s operating expenses, resulting in Scalar’s EBITDA equaling SciVac’s projected EBIT.

●	Interest Income – Scalar projected minimal interest income for SciVac based on its cash balances.

●	Taxes – Scalar assumed a 20%, rather than a 15%, tax rate for SciVac.

Note: Dollars in thousands in tables below.

	Projections as set forth in the CS Materials
	2015	2016E	2017E	2018E	2019E	2020E
EBITDA	$(6,938)	$(5,675)	$(5,515)	$(8,348)	$38,017	$37,005
Amortization	120	120	120	120	120	120
Depreciation	717	751	786	823	861	901
EBIT	(7,775)	(6,546)	(6,421)	(9,291)	37,036	35,984

Interest Expense (Income)	0	0	0	0	0	0
Other Expense (Income)	385	749	682	593	516	449
Pre-Tax Income	(8,160)	(7,295)	(7,103)	(9,884)	36,520	35,535

Tax Expense (Income)	(594)	(1,094)	(1,065)	(1,483)	5,478	5,330
Net Income	(7,566)	(6,201)	(6,037)	(8,401)	31,042	30,205

	Projections as set forth in the Scalar Materials
	2015	2016E	2017E	2018E	2019E	2020E
EBITDA	$(7,775)	$(6,546)	$(6,421)	$(9,290)	$37,035	$35,982
Amortization	120	120	120	120	120	120
Depreciation	547	547	497	477	470	470
EBIT	(8,441)	(7,213)	(7,038)	(9,887)	36,445	35,392

Interest Expense (Income)	(66)	(97)	(49)	(30)	(170)	0
Other Expense (Income)	385	749	682	593	516	449
Pre-Tax Income	(8,760)	(7,865)	(7,670)	(10,450)	36,099	34,944

Tax Expense (Income) @ 20%	(1,752)	(1,573)	(1,534)	(2,090)	7,220	6,989
Net Income	(7,008)	(6,292)	(6,136)	(8,360)	28,879	27,955
Difference	558	(91)	(99)	42	(2,163)	(2,250)

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact SciVac’s outside counsel, Robert L. Grossman, Esq. at (305) 579-0756 or Drew M. Altman, Esq. at (305) 579-0589, each of Greenberg Traurig, P.A.

Sincerely,

SciVac Therapeutics Inc.

/s/ Curtis A. Lockshin
Curtis A. Lockshin, Chief Executive Officer

cc:	Robert L. Grossman
Drew M. Altman
Greenberg Traurig, P.A.